Exhibit 99.1

XCharge Regains Compliance with Nasdaq Minimum Bid Price Requirement

HAMBURG, Germany and AUSTIN, Texas, September 9, 2026 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), a global provider in high-power EV charging solutions, today announced that the Company received a written compliance notification (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on September 8, 2026, informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) for continued listing on Nasdaq.

As previously announced, on June 24, 2026, the Company was notified by Nasdaq that it was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American Depositary Shares (“ADSs”) was below $1.00 per ADS for 30 consecutive business days. The Company was provided with a compliance period of 180 calendar days, or until December 21, 2026, to regain compliance with the Minimum Bid Price Requirement.

According to Nasdaq’s Notification Letter, the Company evidenced a closing bid price at or above $1.00 per ADS for 10 consecutive business days from August 24, 2026 to September 4, 2026. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the deficiency matter has been closed by Nasdaq.

About XCharge

XCharge (Nasdaq: XCH) is a global provider in high-power electric vehicle charging solutions. The Company has headquarters in Hamburg, Germany and Austin, TX, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “objective,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCHG Limited IR Department
Email: ir@xcharge.com

Water Tower Research Asia
Feifei Shen, CFA
Tel: +86 134-6656-6136
Email: feifei@watertowerresearch.com